
09011146


Athersys
i n c.



Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

To Our Stockholders:

You are invited to attend the Annual Meeting of Stockholders of Athersys, Inc. to be held at the InterContinental Hotel at 9801 Carnegie Avenue, Cleveland, Ohio 44106 on June 18, 2009 at 8:00 a.m. Eastern Standard Time. We are pleased to enclose the notice of our Annual Meeting of Stockholders, together with a proxy statement, a proxy and an envelope for returning the proxy.

You are asked to: (1) approve the election of Directors nominated by the Board of Directors and (2) ratify the selection of Athersys' independent auditors for the fiscal year ending December 31, 2009. Your Board of Directors unanimously recommends that you vote "FOR" each proposal stated in the proxy.

Please carefully review the proxy statement and then complete and sign your proxy and return it promptly. If you attend the meeting and decide to vote in person, you may withdraw your proxy at the meeting.

Your time and attention to this letter and the accompanying proxy statement and proxy are appreciated.

Sincerely,

Gil Van Bokkelen
Chairman and Chief Executive Officer

April 27, 2009



Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

NOTICE OF ANNUAL MEETING OF
STOCKHOLDERS
June 18, 2009

The Annual Meeting of Stockholders of Athersys, Inc., a Delaware corporation, will be held on Thursday, June 18, 2009, at 8:00 a.m. Eastern Standard Time, at the InterContinental Hotel at 9801 Carnegie Avenue, Cleveland, Ohio 44106 for the following purposes:

(1)   To elect eight Directors;

(2)   To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2009; and

(3)   To consider any other matters that may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on Friday, April 24, 2009 are entitled to vote at the meeting.

By Order of the Board of Directors

William Lehmann, Jr.
Secretary

April 27, 2009

Even if you expect to attend the Annual Meeting, please promptly complete, sign, date and mail the enclosed proxy card. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Stockholders who attend the Annual Meeting may revoke their proxies and vote in person if they so desire.

Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

PROXY
STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2009

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Athersys, Inc., a Delaware corporation (the "Company"), of proxies to be used at the annual meeting of stockholders of the Company to be held on June 18, 2009 (the "Annual Meeting"). This proxy statement and the related proxy card are being mailed to stockholders commencing on or about April 28, 2009.

If the enclosed proxy card is executed and returned, the stock represented by it will be voted as directed on all matters properly coming before the Annual Meeting for a vote. Returning your completed proxy will not prevent you from voting in person at the Annual Meeting should you be present and desire to do so. In addition, you may revoke the proxy at any time prior to its exercise either by giving written notice to the Company or by submission of a later-dated proxy.

Stockholders of record of the Company at the close of business on Friday, April 24, 2009, will be entitled to vote at the Annual Meeting. On that date, 18,927,988 shares of common stock, par value $0.001 per share, of the Company ("Common Stock") were outstanding and entitled to vote. Each share of Common Stock is entitled to one vote. At the Annual Meeting, inspectors of election shall determine the presence of a quorum and shall tabulate the results of the vote of the stockholders. The holders of a majority of the total number of outstanding shares of Common Stock entitled to vote must be present in person or by proxy to constitute the necessary quorum for any business to be transacted at the Annual Meeting. Properly executed proxies marked "abstain," as well as proxies held in street name by brokers that are not voted on all proposals to come before the Annual Meeting, referred to as broker non-votes, will be considered "present" for purposes of determining whether a quorum has been achieved at the Annual Meeting.

The nominees for Director receiving the greatest number of votes cast at the Annual Meeting in person or by proxy shall be elected. Consequently, any shares of Common Stock present in person or by proxy at the Annual Meeting, but not voted for any reason, have no impact in the election of Directors, except to the extent that the failure to vote for an individual may result in another individual receiving a larger number of votes. All other matters to be considered at the Annual Meeting require for approval the favorable vote of a majority of the shares entitled to vote, present in person or represented by proxy. Stockholders have no right to cumulative voting as to any matter, including the election of Directors. If any proposal at the Annual Meeting must receive a specific percentage of favorable votes for approval, abstentions in respect of such proposal are treated as present and entitled to vote under Delaware law, and, therefore, such abstentions have the effect of a vote against such proposal. Broker non-

votes in respect of any proposal are not counted for purposes of determining whether such proposal has received the requisite approval.

The stock represented by all valid proxies received will be voted in the manner specified on the proxies. Where specific choices are not indicated on a valid proxy, the stock represented by such proxies received will be voted: (i) for the nominees for Director named in this proxy statement, (ii) for the ratification of the appointment of Ernst & Young LLP, our independent auditors for the fiscal year ending December 31, 2009 and (iii) in accordance with the best judgment of the persons named in the enclosed proxy, or their substitutes, for any other matters that properly come before the Annual Meeting.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board of Directors currently consists of eight Directors, including Gil Van Bokkelen, John J. Harrington, William C. Mulligan, George M. Milne, Jr., Jordan S. Davis, Floyd D. Loop, Michael Sheffery and Lorin J. Randall, and their current term of office will expire at the Annual Meeting. At each annual stockholders' meeting, Directors are elected for a one-year term and hold office until their successors are elected and qualified or until their earlier removal or resignation. Newly created directorships resulting from an increase in the authorized number of Directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority vote of the remaining Directors then in office.

At the Annual Meeting, eight Directors are to be elected to hold office for a term of one year and until their successors are elected and qualified. The Board of Directors recommends that its nominees for Director be elected at the Annual Meeting. The nominees are Gil Van Bokkelen, John J. Harrington, William C. Mulligan, George M. Milne, Jr., Jordan S. Davis, Floyd D. Loop, Michael Sheffery and Lorin J. Randall. If any nominee becomes unavailable for any reason or should a vacancy occur before the election, which events are not anticipated, the proxies will be voted for the election of such other person as a Director as the Board of Directors may recommend. Information regarding the nominees for Director is set forth below. For the information below, prior to June 2007, Athersys refers to the Delaware corporation formerly known as BTHC VI, Inc., together with its wholly owned subsidiary, ABT Holding Company, the Delaware corporation formerly known as Athersys, Inc.

Gil Van Bokkelen, 48. Dr. Van Bokkelen has served as our Chief Executive Officer and Chairman since June 2007. Dr. Van Bokkelen co-founded Athersys in October 1995 and served as Chief Executive Officer and Director since Athersys' founding. Prior to May 2006, he also served as Athersys' President. He has served as Chairman of Athersys' Board of Directors since August 2000. Dr. Van Bokkelen is the current Chairman of the Center for Stem Cells and Regenerative Medicine, and has served on a number of other boards, including the Biotechnology Industry Organization's ECS board of directors from 2001 to 2004 and since 2008, and the Kent State University Board of Trustees from 2001 to 2004, and has served as an advisor to a number of early stage and venture-backed companies, venture capital firms and non-profit organizations. He received his Ph.D. in Genetics from Stanford University, his B.A. in Economics from the University of California at Berkeley, and his B.A. in Molecular Biology from the University of California at Berkeley.

John J. Harrington, 41. Dr. Harrington has served as our Chief Scientific Officer, Executive Vice President and Director since June 2007. Dr. Harrington co-founded Athersys in October 1995 and has served as Athersys' Executive Vice President and Chief Scientific Officer and as Director since Athersys' founding. Dr. Harrington led the development of the RAGE technology as well as its application for gene discovery, drug discovery and commercial protein production applications. He is a listed inventor on 20 issued or pending United States patents, has authored 20 scientific publications, and has received numerous awards for his work, including being named one of the top international young scientists by MIT Technology Review in 2002. Dr. Harrington has overseen the therapeutic product development programs at Athersys since their inception,

and during his career he has also held positions at Amgen and Scripps Clinic. He received his Ph.D. in Cancer Biology from Stanford University and his B.A. in Biochemistry and Cell Biology from the University of California at San Diego.

George M. Milne, Jr., 65. Dr. Milne has served as our Director since June 2007. Dr. Milne has been Director of Athersys since January 2003 after his retirement in 2002 from Pfizer Inc, a pharmaceutical company, where he most recently served as President of Worldwide Strategic and Operations Management and Executive Vice President of Global Research and Development. He joined Pfizer Inc in 1970 and was President of Pfizer Central Research with global responsibility for all pharmaceutical and animal health research and development from 1993 to 2000. Dr. Milne is a Venture Partner of Radius Ventures Partners II, L.P., a health and life sciences venture capital firm. Dr. Milne also serves as a director of Mettler-Toledo, Inc., Charles River Laboratories, Inc. and a number of private companies. He also serves on the board of the New York Botanical Garden and the Mystic Aquarium/Institute for Exploration. Dr. Milne received his B.S. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from Massachusetts Institute of Technology.

William C. Mulligan, 55. Mr. Mulligan has served as our Director since June 2007. Mr. Mulligan has been Director of Athersys since October 1998. Mr. Mulligan joined Primus Capital Funds, a Cleveland-based private equity firm and an investor in Athersys, in 1985 from McKinsey & Company, Inc., a management consulting firm. Mr. Mulligan has served as a Managing Director of Primus since 1987. Mr. Mulligan serves as a director of several private companies and Universal Electronics, Inc. and TFS Financial Corp. Mr. Mulligan is a trustee of The Cleveland Clinic Foundation, Denison University and the Western Reserve Land Conservancy. Mr. Mulligan received his B.A. in economics from Denison University and his M.B.A. from the University of Chicago.

Jordan S. Davis, 47. Mr. Davis has served as our Director since June 2007. Mr. Davis is a Managing Partner of Radius Ventures, a health and life sciences venture capital firm, which he co-founded in 1997. Mr. Davis currently serves on the board of directors of Health Language, Inc. and Heartscape Technologies, Inc., both Radius portfolio companies. He is also a member of the board of HealthCorps, a charitable organization engaged in educating youth on diet, nutrition and exercise. Mr. Davis earned an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. in Economics from The State University of New York at Binghamton.

Floyd D. Loop, 72. Dr. Loop has served as our Director since June 2007. Dr. Loop is currently retired. Until his retirement in October 2004, Dr. Loop was the CEO and Chairman of the Board of Governors of The Cleveland Clinic Foundation, an academic medical center, from 1989 to 2004. Dr. Loop is a Venture Partner of Radius Ventures Partners II, L.P. Dr. Loop was president of the American Association for Thoracic Surgery, Chairman of the Residency Review Committee, and a member of the American Board of Thoracic Surgery. Dr. Loop has received honorary degrees from Cleveland State University, Purdue University and St. Louis University among many other international awards. He currently serves on the boards of directors of Tenet Healthcare Corporation and Intuitive Surgical, Inc. Dr. Loop received his M.D. from the George Washington University.

Michael B. Sheffery, 58. Dr. Sheffery has served as our Director since June 2007. Dr. Sheffery is a founding General Partner of OrbiMed Advisors, LLC, a

healthcare investment firm, and Co-Head of Private Equity. Dr. Sheffery was formerly Head of the Laboratory of Gene Structure and Expression at Memorial Sloan-Kettering Cancer Center. He received both his Ph.D. in Molecular Biology and his B.A. in Biology from Princeton University. Dr. Sheffery joined Mehta and Isaly, an investment firm, in 1996 as a Senior Analyst covering the biotechnology industry. Since 1998, Dr. Sheffery had been a General Partner of OrbiMed Advisors, LLC. He is currently a Director of Affimed Therapeutics AG, Supernus Pharmaceuticals, Inc. and Pieris AG.

Lorin J. Randall, 65. Mr. Randall has served as our Director since September 2007. Mr. Randall is an independent financial consultant and previously was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company, from 2004 to 2006. From 2002 to 2004, Mr. Randall served as Senior Vice President and Chief Financial Officer of i-STAT Corporation, a publicly-traded manufacturer of medical diagnostic devices that was acquired by Abbott Laboratories in 2004. From 1995 to 2001, Mr. Randall was Vice President and Chief Financial Officer of CFM Technologies, Inc., a publicly-traded manufacturer of semiconductor manufacturing equipment. Mr. Randall currently serves on the boards of directors of Point 5 Technologies, Inc., Rapid Micro Biosystems, Inc., Acorda Therapeutics, Inc., Nanosphere, Inc. and Tengion, Inc. Mr. Randall received a B.S. in accounting from The Pennsylvania State University and an M.B.A. from Northeastern University.

The Board of Directors unanimously recommends that stockholders vote FOR the election of the nominees for Director.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Director Independence

The Board of Directors reviews the independence of each Director at least annually. During these reviews, the Board of Directors will consider transactions and relationships between each Director (and his or her immediate family and affiliates) and our company and our management to determine whether any such transactions or relationships are inconsistent with a determination that the Director was independent. The Board of Directors conducted its annual review of Director independence to determine if any transactions or relationships exist that would disqualify any of the individuals who serve as a Director under the rules of the NASDAQ Stock Market or require disclosure under SEC rules. Based upon the foregoing review, the Board of Directors determined the following individuals are independent: George M. Milne, Jr., William C. Mulligan, Jordan S. Davis, Floyd D. Loop, Michael Sheffery and Lorin J. Randall. Currently, we have two members of management who also serve on the Board of Directors: Dr. Van Bokkelen, who is also our Chairman and Chief Executive Officer, and Dr. Harrington, who is our Chief Scientific Officer and Executive Vice President. Neither Dr. Van Bokkelen nor Dr. Harrington is considered independent under the independence rules of the NASDAQ Stock Market.

Board Meetings

The Board of Directors held thirteen meetings during fiscal year 2008. All of the Directors attended at least 75% of the total meetings held by the Board of Directors and by all committees on which he served during fiscal year 2008.

Attendance at Annual Meeting

Although the Company does not have a policy with respect to attendance by the Directors at the Annual Meeting of Stockholders, Directors are encouraged to attend. The Company held an annual meeting of stockholders last year, which was attended by 100% of the Directors.

Committees

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominations Committee. The Board of Directors adopted a written charter for each of the committees of the Board of Directors. These charters, as well as our Code of Business Conduct and Ethics, are posted and available under the Investor page on our website at www.athersys.com. Stockholders may request copies of these corporate governance documents, free of charge, by writing to Athersys, Inc., 3201 Carnegie Avenue, Cleveland, Ohio 44115, Attention: Corporate Secretary.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent auditors, including the resolution of disagreements between management and the auditors regarding financial reporting. Additionally, the Audit Committee approves all related-party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-

K. The current members of the Audit Committee are Lorin J. Randall, William C. Mulligan and George M. Milne, Jr. The Board of Directors has determined that it has at least one "audit committee financial expert," as defined in Item 407(d)(5)(ii) of Regulation S-K, serving on the Audit Committee, Mr. Randall, and that Mr. Randall is an "independent director" as defined in the NASDAQ listing standards. The Audit Committee held five meetings during fiscal year 2008.

The Compensation Committee is responsible for, among other things, annually reviewing and approving the salaries and other compensation (including stock incentives) of our executive officers, including our Chief Executive Officer, reviewing and determining the compensation of our non-employee Directors, engaging and determining the fees of compensation consultants and overseeing regulatory compliance with respect to compensation matters. The Compensation Committee reviews and recommends corporate goals and objectives relevant to the compensation of the executive officers and evaluates the performance of the executive officers in light of those corporate goals and objectives. The Compensation Committee also considers the duties and responsibilities of the executive officers and recommends to the Board the compensation levels for those executive officers based on those evaluations and any other factors as it deems appropriate. In recommending incentive compensation, the Compensation Committee also considers the Company's performance and relative stockholder return, the value of similar awards to executive officers of comparable companies, and the awards given to the Company's executive officers in past years. The current members of the Compensation Committee are Michael Sheffery, William C. Mulligan and Jordan S. Davis. The Compensation Committee held one meeting during fiscal year 2008.

The Nominations Committee is responsible for, among other things, evaluating and recommending to the Board of Directors qualified nominees for election as Directors and qualified Directors for committee membership. The current members of the Nominations Committee are William C. Mulligan, George M. Milne, Jr., Jordan S. Davis, Floyd D. Loop, Michael Sheffery and Lorin J. Randall. The Nominations Committee did not hold any meetings during fiscal year 2008.

The Nominations Committee shall identify individuals qualified to become members of the Board of Directors and recommend candidates to the Board to fill new or vacant positions. Except as may be required by rules promulgated by NASDAQ or the SEC, there are currently no specific, minimum qualifications that must be met by each candidate for the Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. In recommending candidates, the Nominations Committee shall consider such factors as it deems appropriate, consistent with criteria approved by the Board of Directors. These factors may include judgment, skill, diversity, integrity, experience with businesses and other organizations of comparable size, experience in corporate governance, experience in business and human resource management, the interplay of the candidate's experience with the experience of other members of the Board of Directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and any committees of the Board. The Nominations Committee shall recommend candidates to the Board based on these factors and may engage an independent search firm to assist in the identification and screening of potential candidates. The Nominations Committee shall also consider possible conflicts of interest when making its recommendations to the Board.

The Nominations Committee will give appropriate consideration to qualified persons recommended by stockholders for nomination as our Directors, provided that the stockholder delivers written notice to the Secretary of the Company, which contains the following information:

- the name and address of the stockholder and each Director nominee;
- a representation that the stockholder is entitled to vote and intends to appear in person or by proxy at the meeting;
- a description of any and all arrangements or understandings between the stockholder and each nominee;
- such other information regarding the nominee that would have been required to be included by the SEC in a proxy statement had the nominee been named in a proxy statement;
- a brief description of the nominee's qualifications to be a Director; and
- the written consent of the nominee to serve as a Director if so elected.

Certain Relationships and Related Person Transactions

We give careful attention to related person transactions because they may present the potential for conflicts of interest. We refer to "related person transactions" as those transactions, arrangements, or relationships in which:

- we were, are or are to be a participant;
- the amount involved exceeds $120,000; and
- any of our Directors, Director nominees, executive officers or greater-than five percent stockholders (or any of their immediate family members) had or will have a direct or indirect material interest.

To identify related person transactions in advance, we rely on information supplied by our executive officers, Directors and certain significant stockholders. In 2008, we adopted a comprehensive written policy for the review, approval or ratification of related person transactions, and our Audit Committee reviews all related person transactions identified by us. The Audit Committee approves or ratifies only those related person transactions that are determined by it to be, under all of the circumstances, in the best interest of our company and its stockholders. No related party transactions occurred in fiscal 2008 that required a review by the Board of Directors.

Communications with Directors

Information regarding how our stockholders and other interested parties may communicate with the Board of Directors as a group, with the non-management Directors as a group, or with any individual Director is included on the Investor page under "Contact the Board" on our website at www.athersys.com.

Compensation Committee Interlocks and Insider Participation

In 2008, none of our executive officers or Directors was a member of the Board of Directors of any other company where the relationship would be construed to constitute a committee interlock within the meaning of the rules of the SEC.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP ("Ernst & Young") as the independent auditors of the Company to examine the financial statements of the Company and its subsidiaries for the fiscal year ending December 31, 2009. During fiscal year 2008, Ernst & Young examined the financial statements of the Company and its subsidiaries, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Board of Directors recommends ratification of the appointment of Ernst & Young. The favorable vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting will be required for such ratification.

Although stockholder approval of this appointment is not required by law or binding on the Audit Committee, the Audit Committee believes that stockholders should be given the opportunity to express their views. If the stockholders do not ratify the appointment of Ernst & Young as Athersys' independent auditors, the Audit Committee will consider this vote in determining whether or not to continue the engagement of Ernst & Young.

It is expected that representatives of Ernst & Young will attend the Annual Meeting, with the opportunity to make a statement if they so desire, and will be available to answer appropriate questions.

The Board of Directors unanimously recommends that stockholders vote FOR the ratification of this appointment.

Principal Accountant Fees and Services

All fees included below prior to June 8, 2007 were for ABT Holding Company.

Audit Fees. Fees paid to Ernst & Young for the audit of the annual consolidated financial statements included in the Company's Annual Report on Form 10-K and for the reviews of the consolidated financial statements included in the Company's Forms 10-Q for the quarters included in the fiscal year ended December 31, 2008 were $278,300 and for the audit of the annual consolidated financial statements for the fiscal year ended December 31, 2007 were $688,856.

Audit-Related Fees. There were no fees paid to Ernst & Young for audit-related services for the fiscal years ended December 31, 2008 and 2007.

Tax Fees. Fees paid to Ernst & Young associated with tax compliance and tax consultation were $36,400 and $20,800 for the fiscal years ended December 31, 2008 and 2007, respectively.

All Other Fees. There were no other fees paid to Ernst & Young in 2008 or 2007.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company's independent auditor prior to the commencement of the specified services.

For the fiscal year ended December 31, 2008, 100% of the services described in "Audit Fees" and "Tax Fees" were approved by the Audit Committee in accordance with the Company's formal policy on auditor independence.

Previous Independent Accountants

On June 11, 2007, BTHC VI dismissed S.W. Hatfield, CPA as its independent accountant. The reports of S.W. Hatfield, CPA on the financial statements of BTHC VI for the two fiscal years prior to such dismissal contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by the Audit Committee of BTHC VI's Board of Directors on June 12, 2007.

During BTHC VI's two fiscal years prior to the dismissal of S.W. Hatfield, CPA and through June 12, 2007, BTHC VI has had no disagreements with S.W. Hatfield, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of S.W. Hatfield, CPA, would have caused it to make reference to the subject matter of such disagreements in its report on the financial statements of BTHC VI for such periods.

During BTHC VI's two fiscal years prior to the dismissal of S.W. Hatfield, CPA and through June 12, 2007, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

New Independent Accountants

The Audit Committee of BTHC VI's Board of Directors appointed Ernst & Young as its new independent registered public accounting firm as of June 12, 2007. During the two most recent fiscal years and through the date of Ernst & Young's engagement by BTHC VI, BTHC VI did not consult Ernst & Young regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on BTHC VI's financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(iv) and the related instructions to Item 304) or a reportable event (as defined in Regulation S-K Item 304(a)(1)(v)). Ernst & Young served as ABT Holding Company's independent registered public accounting firm before the merger.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three Directors who are independent and operates under a written Audit Committee charter adopted and approved by the Board of Directors. The Audit Committee annually selects Athersys' independent auditors.

Management is responsible for the Company's internal controls and financial reporting process. Ernst & Young, the Company's independent auditors, is responsible for performing an independent audit of Athersys' consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to provide oversight to these processes.

In fulfilling its oversight responsibility, the Audit Committee relies on the accuracy of financial and other information, opinions, reports, and statements provided to the Audit Committee. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Nor does the Audit Committee's oversight assure that the audit of Athersys' financial statements has been carried out in accordance with generally accepted auditing standards or the audited financial statements are presented in accordance with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with the Company's management and Ernst & Young the audited financial statements of the Company for the year ended December 31, 2008. The Audit Committee has also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, as adopted by the Public Company Oversight Board in Rule 3200T.

The Audit Committee has also received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young such independent auditors' independence. The Audit Committee has also considered whether Ernst & Young's provision of services to the Company beyond those rendered in connection with their audit and review of the Company's financial statements is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

Audit Committee
Board of Directors

Lorin J. Randall
William C. Mulligan
George M. Milne, Jr.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers, which includes Dr. Gil Van Bokkelen, our Chief Executive Officer, and Laura K. Campbell, our Vice President, Finance, and the three most highly compensated executive officers other than Dr. Van Bokkelen and Ms. Campbell who were serving as executive officers as of December 31, 2008, and places in perspective the data presented in the compensation tables and narratives that follow.

Executive Summary

We are a biopharmaceutical company engaged in the discovery and development of therapeutic product candidates designed to extend and enhance the quality of human life. Through the application of our proprietary technologies, we have established a pipeline of therapeutic product development programs in multiple disease areas. As further discussed in this section, our compensation and benefit programs help us attract, retain and motivate individuals who will maximize our business results by working to meet or exceed established company or individual objectives. In addition, we reward our executive officers for meeting certain developmental milestones, such as completing advancements in product candidate development, strategic partnerships or other financial transactions that add to the capital resources of the company or create value for shareholders.

The following are the highlights of our 2008 compensation and benefit programs:

- increased the base salaries of our named executive officers; and

- made no grants of discretionary bonuses or equity awards to our named executive officers.

The following discussion and analysis of our compensation and benefit programs for 2008 should be read together with the compensation tables and related disclosures that follow this section. This discussion includes forward-looking statements based on our current plans, considerations, expectations and determinations about our compensation program. Actual compensation decisions that we may make for 2009 and beyond may differ materially from our recent past.

Compensation Objectives and Philosophy

Our compensation programs are designed to:

- Recruit, retain, and motivate executives and employees that can help us achieve our core business goals;

- Provide incentives to promote and reward superior performance throughout the organization;

- Facilitate stock ownership and retention by our executives and other employees; and

- Promote alignment between executives and other employees and the long-term interests of stockholders.

The Compensation Committee seeks to achieve these objectives by:

- Establishing a compensation program that is market competitive and internally fair;

- Linking performance with certain elements of compensation through the use of equity grants, cash performance bonuses or other means of compensation, the value of which is substantially tied to the achievement of our company goals; and

- When appropriate, given the nature of our business, rewarding our executive officers for both company and individual achievements with discretionary bonuses.

Components of Compensation

Our executive compensation program includes the following elements:

- Base salary;

- Discretionary and performance-based bonuses;

- Long-term incentive plan awards; and

- Retirement and health insurance benefits.

Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. We consider competitive practices, relative management level and operating responsibilities of each executive officer when determining the compensation elements to reward his or her ability to impact short-term and long-term results.

Role of the Chief Executive Officer

Historically, our Chief Executive Officer has taken the lead in providing our Board of Directors with advice regarding executive compensation. During 2008, the Compensation Committee relied on recommendations from our Chief Executive Officer regarding the compensation for and performance of our executive officers. The Compensation Committee relied on the recommendations made by our Chief Executive Officer because of his knowledge of the business and the performance of the other executive officers. The Compensation Committee is not bound by the input it receives from our Chief Executive Officer. Instead, the Compensation Committee exercises independent discretion when making executive compensation decisions. We describe

and discuss the particular compensation decisions made by the Compensation Committee regarding the 2008 compensation of our named executive officers below under "Elements of Executive Compensation."

Elements of Executive Compensation

Base Salary. We pay base salaries to attract executive officers and provide a basic level of financial security. We establish base salaries for our executives based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are generally reviewed annually, with adjustments based on the individual's responsibilities, performance and experience during the year. This review generally occurs each year at the annual review.

For 2008, the Compensation Committee and the Board of Directors approved that each of the named executive officers be entitled to receive a 6% increase in such officer's salary for 2008 as compared to 2007 based on the recommendation of our Chief Executive Officer, and the officers elected to take a 5.75% increase. The increase in salaries was due to the positive performance of the named executive officers in 2007.

For 2009, the Compensation Committee and the Board of Directors approved that each of the named executive officers be entitled to receive a 3.5% increase in such officer's salary for 2009 as compared to 2008 due to the positive performance of the named executive officers in 2008.

Discretionary and Performance-Based Bonuses. We utilize annual incentive bonuses to reward officers and other employees for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive and employee, but relate generally to strategic factors, including establishment and maintenance of key strategic relationships, advancement of our product candidates, identification and advancement of additional programs or product candidates, and to financial factors, including raising capital, improving our results of operations and increasing the price per share of our Common Stock.

We established a cash incentive plan in November 2005 that resulted in the payment of bonuses in 2007 upon the achievement of certain milestones, which are now completed. This incentive plan continues to provide the named executive officers with the opportunity to receive bonus payments upon the completion of a merger or acquisition transaction, and any transaction involving the sale of company assets, as defined. No cash bonuses were paid to our named executive officers under this plan in 2008.

In addition, given the nature of our business, when appropriate, we reward our executive officers with discretionary bonuses. No discretionary bonuses were paid to our named executive officers in 2008.

The Compensation Committee recommended and the Board of Directors approved a cash bonus incentive plan for the year ended December 31, 2008 for our named executive officers. Under the 2008 incentive plan, each named executive officer was entitled to earn a target bonus of 25% of such officer's 2008 salary based upon the achievement of specified corporate goals, as well as specified individual goals. The bonus payout was to

be dependent 75% on achievement of the specified corporate goals and 25% on achievement of the individual goals. The corporate goals included advancing our lead clinical program for ATHX-105, advancements in the pre-clinical programs using our MultiStem technology and certain budgetary, governance and investor relations goals. There was no formally adopted plan document for the 2008 incentive plan, although the Compensation Committee recommended and the Board of Directors approved the specific performance objectives and target incentive levels. The Compensation Committee and management agreed that our named executive officers would forgo any cash bonus payments under the 2008 incentive plan because of, among other factors, the suspension of the ATHX-105 development program and current market conditions, even though certain goals were achieved in 2008.

For the year ending December 31, 2009, the Compensation Committee recommended and the Board of Directors approved a cash bonus incentive program for our named executive officers. Under the 2009 incentive program, each named executive officer may receive a bonus at a target level of 25% of such officer's 2009 salary based 80% on the achievement of specified corporate goals and 20% based on input from the Chief Executive Officer (with respect to the named executive officers other than the Chief Executive Officer). The corporate goals that the Compensation Committee will consider include the achievement of progress on MultiStem clinical development, execution against the established budget and operating plan, and achievement of one or more strategic partnerships. However, any bonus ultimately paid under the 2009 incentive program will be at the discretion of the Board of Directors based on the recommendation of the Compensation Committee, after good faith consideration of executive officer performance, overall company performance, market conditions and cash availability.

Long-Term Incentive Program. We believe that we can encourage superior long-term performance by our executive officers and employees through encouraging them to own, and assisting them with the acquisition of, our stock. Our equity compensation plans provide our employees, including named executive officers, with incentives to help align their interests with the interests of our stockholders. We believe that the use of stock and stock-based awards offers the best approach to achieving our objective of fostering a culture of ownership, which we believe will, in turn, motivate our named executive officers to create and enhance stockholder value. We have not adopted stock ownership guidelines, but our equity compensation plans provide a principal method for our executive officers to acquire equity in our company.

Our equity compensation plans authorize us to grant, among other types of awards, options, restricted stock and restricted stock units to our employees, Directors and consultants. To date, we have not granted any restricted stock or restricted stock units under our equity compensation plans. We anticipate that to implement our long-term incentive goals, we may grant restricted stock or restricted stock units in the future. Historically, we have elected to use stock options as our primary long-term equity incentive vehicle. We expect to continue to use stock options as a long-term incentive vehicle because we believe:

- Stock options align the interests of our executives with those of our stockholders, support a pay-for-performance culture, foster an employee stock ownership culture and focus the management team on increasing value for our stockholders;

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- The value of stock options is based on our performance, because all the value received by the recipient of a stock option is based on the growth of our stock price;

- Stock options help to provide a balance to the overall executive compensation program because, while base salary and our discretionary annual bonus program focus on short-term compensation rewards, vesting stock options reward increases in stockholder value over the longer term; and

- The vesting period of stock options encourages executive retention and their efforts to preserve stockholder value.

In determining the number of stock options to be granted to executives, we take into account the individual's position, scope of responsibility, ability to affect results and stockholder value, the individual's historic and recent performance and the value of stock options in relation to other elements of the individual executive's total compensation. Awards of stock options will be granted from time to time under the guidance and approval of the Compensation Committee. The Compensation Committee periodically reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive's existing long-term incentives and retention considerations. We did not grant any equity awards to our executive officers during 2008.

Retirement and Health Insurance Benefits. Consistent with our compensation philosophy, we maintain benefits for our executive officers, including medical, dental, vision and life and disability insurance coverage and the ability to contribute to a 401(k) retirement plan. The executive officers and employees have the ability to participate in these benefits at the same levels. We provide such retirement and health insurance benefits to our employees to motivate and retain qualified personnel. In addition, Dr. Van Bokkelen, Dr. Harrington, Mr. Lehmann and Dr. Deans also receive Company-paid life insurance benefits in the amounts of $2,000,000, $2,000,000, $1,000,000 and $1,000,000, respectively. These additional life insurance policies are provided to these officers due to their extensive travel requirements for the Company. Although their employment agreements provide for $1 million of life insurance benefits, we are providing $2 million for Drs. Van Bokkelen and Harrington due to the nominal incremental cost. We have no current plans to change the level of benefits provided to our named executive officers.

Severance Arrangements

See the disclosure under "Potential Payments Upon Termination or Change of Control" for more information about severance arrangements with our named executive officers. We provide such severance arrangements to attract and retain qualified personnel.

Employment Agreements and Arrangements

We believe that entering into employment agreements with each of our named executive officers was necessary for us to attract and retain talented and experienced individuals for our senior level positions. In this way, the employment agreements help

us meet the initial objective of our compensation program. Each agreement contains terms and arrangements that we agreed to through arms-length negotiation with our named executive officers. We view these employment agreements as reflecting the minimum level of compensation that our named executive officers require to remain employed with us, and thus the bedrock of our compensation program for our named executive officers. For more details of our employment agreements and arrangements, see the disclosure under "Summary Compensation Table."

General Tax Deductibility of Executive Compensation

We structure our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1.0 million in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income of 20% of the benefit includible in income. The Compensation Committee manages our incentive programs to qualify for the performance-based exemption; however, it also reserves the right to provide compensation that does not meet the exemption criteria if, in its sole discretion, it determines that doing so advances our business objectives.

2008 Summary Compensation Table

The following table and narrative sets forth certain information with respect to the compensation earned during the fiscal year ended December 31, 2008 by Dr. Gil Van Bokkelen, our Chief Executive Officer, Laura Campbell, our Vice President, Finance, and the three most highly compensated executive officers other than Dr. Van Bokkelen and Ms. Campbell who were serving as executive officers as of December 31, 2008. We refer to these individuals as our named executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(d)	Option Awards ($) (1) (f)	Non-Equity Incentive Plan Compensation ($) (2) (g)	All Other Compensation ($) (i)	Total ($) (j)
Dr. Gil Van Bokkelen, Chief Executive Officer (3)	2008	$ 370,125	$ 0	$ 414,675	$ 0	$ 2,000	$ 786,800
	2007	$ 350,000	$ 52,500	$ 1,062,029	$ 79,938	$ 3,000	$ 1,547,467
Laura Campbell, Vice President – Finance	2008	$ 206,213	$ 0	$ 116,400	$ 0	$ 0	$ 322,613
	2007	$ 195,000	$ 29,250	$ 298,113	$ 44,537	$ 0	$ 566,900
William Lehmann, Jr., President and Chief Operating Officer	2008	$ 317,250	$ 0	$ 232,800	$ 0	$ 1,000	$ 551,050
	2007	$ 300,000	$ 45,000	$ 596,227	$118,519	$ 1,000	$ 1,060,746
Dr. John Harrington, Chief Scientific Officer and Executive Vice President (3)	2008	$ 317,250	$ 0	$ 407,400	$ 0	$ 1,000	$ 725,650
	2007	$ 300,000	$ 45,000	$ 1,043,397	$ 68,519	$ 1,000	$ 1,457,916
Dr. Robert Deans, Vice President – Regenerative Medicine	2008	$ 248,513	$ 0	$ 139,680	$ 0	$ 6,000	$ 394,193
	2007	$ 235,000	$ 35,250	$ 357,736	$ 53,674	$ 6,000	$ 687,660

(1)   Amounts in column (f) do not necessarily reflect compensation actually received by Athersys' named executive officers. The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008 and 2007 in accordance with SFAS No. 123(R), but without consideration of the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note B to Athersys' audited consolidated financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2)   Amounts in column (g) reflect payments under our cash incentive plans.

(3)   Drs. Van Bokkelen and Harrington also served as Athersys Directors for 2008 and 2007, but did not receive any compensation as Athersys Directors.

Employment Agreements and Arrangements

Dr. Gil Van Bokkelen. On December 1, 1998, we entered into a one-year employment agreement, effective April 1, 1998, with Dr. Gil Van Bokkelen, to serve initially as president and chief executive officer. The agreement automatically renews for subsequent one-year terms on April 1 of each year unless either party gives notice of termination at least 30 days before the end of any term. Under the terms of the agreement, Dr. Van Bokkelen was entitled to an initial base salary of $150,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 33% of his base salary. His salary for 2009 is $383,079. Dr. Van Bokkelen also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. Dr. Van Bokkelen is also entitled to life insurance coverage for the benefit of his family in the amount of approximately $1 million and is provided the use of a company automobile for business use. The agreement was amended as of May 31, 2007 to provide technical accommodations for the merger and June offering. For more information about severance arrangements under the amended agreement, see the disclosure under "Potential Payments Upon Termination or Change of Control." Dr. Van Bokkelen has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 18 months thereafter, he is restricted from, among other things, competing with us.

Dr. John J. Harrington. On December 1, 1998, we entered into a one-year employment agreement, effective April 1, 1998, with Dr. John J. Harrington to serve initially as executive vice president and chief scientific officer. The agreement automatically renews for subsequent one-year terms on April 1 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Dr. Harrington was entitled to an initial base salary of $150,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 33% of his base salary. His salary for 2009 is $328,354. Dr. Harrington also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. Dr. Harrington is also entitled to life insurance coverage for the benefit of his family in the amount of approximately $1 million. The agreement was amended as of May 31, 2007 to provide technical accommodations for the merger and June offering. For more information about severance arrangements under the amended agreement, see the disclosure under "Potential Payments Upon Termination or Change of Control." Dr. Harrington has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 18 months thereafter, he is restricted from, among other things, competing with us.

Laura K. Campbell. On May 22, 1998, we entered into a two-year employment agreement with Laura K. Campbell to serve initially as controller. The agreement automatically renews for subsequent one-year terms on May 22 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Ms. Campbell was entitled to an initial base salary of $70,200, which may be increased at the discretion of our Board of Directors. Her salary for 2009 is $213,430. Ms. Campbell also received options to purchase shares of Common Stock upon her employment that were terminated in 2007, and her current stock options are

described in the table below. The agreement was amended as of May 31, 2007 to provide technical accommodations for the merger and June offering. For more information about severance arrangements under the amended agreement, see the disclosure under "Potential Payments Upon Termination or Change of Control."

William (BJ) Lehmann. On January 1, 2004, we entered into a four-year employment agreement with William (BJ) Lehmann to serve initially as executive vice president of corporate development and finance. The agreement automatically renews for subsequent one-year terms on January 1 of each year unless either party gives notice of termination at least 30 days before the end of any term. Under the terms of the agreement, Mr. Lehmann was entitled to an initial base salary of $250,000, which may be increased at the discretion of our Board of Directors. His salary for 2009 is $328,354. Mr. Lehmann also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. The agreement was amended as of May 31, 2007 to provide technical accommodations for the merger and June offering. For more information about severance arrangements under the amended agreement, see the disclosure under "Potential Payments Upon Termination or Change of Control." Mr. Lehmann has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 6 months thereafter, he is restricted from, among other things, competing with us.

Dr. Robert Deans. On October 3, 2003, we entered into a four-year employment agreement with Dr. Robert Deans to serve initially as vice president of regenerative medicine. The agreement automatically renews for subsequent one-year terms on October 3 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Dr. Deans was entitled to an initial base salary of $200,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 30% of his base salary. His salary for 2009 is $257,211. Dr. Deans also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. The agreement was amended as of May 31, 2007 to provide technical accommodations for the merger and June offering. For more information about severance arrangements under the amended agreement, see the disclosure under "Potential Payments Upon Termination or Change of Control." Dr. Deans has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 6 months thereafter, he is restricted from, among other things, competing with us.

Equity Compensation Plans

In June 2007, we adopted our equity compensation plans, which authorize the Board of Directors, or a committee thereof, to provide equity-based compensation in the form of stock options, stock appreciation rights restricted stock, restricted stock units, performance shares and units, and other stock-based awards, which will be used to attract and retain qualified employees, Directors and consultants. Equity awards will be granted from time to time under the guidance and approval of the Compensation Committee. Total awards under these plans are limited to 4,500,000 shares of Common Stock.

Stock option grants are made at the commencement of employment and, on occasion, following a significant change in job responsibilities or to meet other special

retention objectives. Periodic stock option grants are made at the discretion of the Compensation Committee to eligible employees, including named executive officers. In fiscal 2008, we did not grant any equity awards to our named executive officers.

401(k) Plan

We have a tax-qualified employee savings and retirement plan, also known as a 401(k) plan that covers all of our employees. Under our 401(k) plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $15,500 in both 2007 and 2008, and have the amount of the reduction contributed to the 401(k) plan. The trustees of the 401(k) plan, at the direction of each participant, invest the assets of the 401(k) plan in designated investment options. We may make matching or profit-sharing contributions to the 401(k) plan in amounts to be determined by our Board of Directors. We did not make any matching or profit-sharing contributions to the 401(k) plan during fiscal 2007 or 2008. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan and income earned on the 401(k) plan contributions are not taxable until withdrawn, and so that any contributions we make will be deductible when made.

Outstanding Equity Awards at 2008 Fiscal Year End

The following table sets forth outstanding equity awards held by our named executive officers at December 31, 2008.

Option Awards

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1) (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Dr. Van Bokkelen	498,750	213,750	$ 5.00	June 8, 2017
Mr. Lehmann	280,000	120,000	$ 5.00	June 8, 2017
Dr. Harrington	490,000	210,000	$ 5.00	June 8, 2017
Dr. Deans	168,000	72,000	$ 5.00	June 8, 2017
Ms. Campbell	140,000	60,000	$ 5.00	June 8, 2017

(1)   These options listed in column (c) were granted on June 8, 2007, vested at a rate of 40% on the grant date and vest 20% in each of the three years (on a quarterly basis) thereafter and will be fully exercisable on June 8, 2010.

2008 Options Exercised and Stock Vested

None of our named executive officers exercised any stock options during 2008. As of December 31, 2008, our named executive officers did not have any other stock awards other than options.

Potential Payments Upon Termination or Change in Control

Under their employment agreements, the named executive officers may be entitled to certain potential payments upon termination. In the event that an executive officer is terminated without cause or terminates employment for good reason, as defined in the agreements, we would be obligated to pay full base salary and other benefits for a defined period, subject to mitigation related to other employment. For Dr. Gil Van Bokkelen and Dr. John Harrington, the defined payment period is eighteen months and, for all other executive officers, the period is six months. We would also be obligated to continue the participation of Dr. Gil Van Bokkelen and Dr. John Harrington in all other medical, life and employee "welfare" benefit programs for a period of eighteen months at our expense, to the extent available and possible under the programs. We would be obligated, at the employee's option and expense, to continue the participation of Ms. Laura Campbell, Mr. William Lehmann and Dr. Robert Deans in all other medical, life and employee "welfare" benefit programs for a period of eighteen months, to the extent available and possible under the programs.

The agreements define "cause" to mean willful and continuous neglect of such executive officer's duties or responsibilities or willful misconduct by the executive officer that is materially and manifestly injurious to Athersys. "Good reason" includes, among other things, demotion, salary reduction, relocation, failure to provide an executive officer with adequate and appropriate facilities and termination by the executive officer within 90 days of a change in control. A "change in control" occurs when (1) a person or group of persons purchases 50% or more of our consolidated assets or a majority of our voting shares, or (2) if, following a public offering, the directors of Athersys immediately following the offering no longer constitute a majority of the board. Upon a change in control, or if the named executive officer should die or become permanently disabled, all unvested stock options become immediately vested and exercisable.

In the event that an executive officer is terminated for cause or as a result of death, we would be obligated to pay full base salary and other benefits, including any unpaid expense reimbursements, through the date of termination, and would have no further obligations to the executive officer. In the event that an executive officer is unable to perform duties as a result of a disability, we would be obligated to pay full base salary and other benefits until employment is terminated and for a period of twelve months from the date of such termination.

The table below reflects the amount of compensation payable to each named executive officer in the event of termination of such executive's employment. The amounts shown assume that such termination was effective as of December 31, 2008 and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to executives upon their termination.

	Executive Benefit and Payments Upon Separation	Termination Without Cause or Voluntary For Good Reason
Dr. Gil Van Bokkelen	Cash Severance Payment	$ 555,187
	Continuation of Benefits	$ 22,520
	Total	$ 577,707
William Lehmann, Jr.	Cash Severance Payment	$ 158,625
	Total	$ 158,625
Dr. John Harrington	Cash Severance Payment	$ 475,875
	Continuation of Benefits	$ 22,893
	Total	$ 498,768
Dr. Robert Deans	Cash Severance Payment	$ 124,256
	Total	$ 124,256
Laura Campbell	Cash Severance Payment	$ 103,106
	Total	$ 103,106

2008 Director Compensation Table

The following table summarizes compensation paid to our non-employee Directors in 2008:

Name(a)	Fees Earned or Paid in Cash ($)(b)	Option Awards ($)(1)(d)	Total ($)(h)
George M. Milne, Jr.	$ 42,000	$ 52,596	$ 94,596
William C. Mulligan	$ 43,000	$ 52,596	$ 95,596
Jordan S. Davis	$ 47,000	$ 52,596	$ 99,496
Floyd D. Loop	$ 39,500	$ 52,596	$ 92,096
Michael Sheffery	$ 40,500	$ 52,596	$ 93,096
Lorin J. Randall	$ 53,500	$ 95,688	$ 149,188

(1)   Amounts in column (d) do not necessarily reflect compensation actually received by our Directors. The amounts in column (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with SFAS No. 123R. Assumptions used in the calculation of these amounts are included in Note B to Athersys' audited consolidated financial statements for the fiscal year ended December 31, 2008. Each of the non-employee Directors had option awards outstanding as of December 31, 2008 for 90,000 shares of Common Stock.

Under our Director compensation program for non-employee Directors, new Directors receive an initial stock option grant to purchase 75,000 shares of Common Stock at fair market value on the date of grant, which options vest at a rate of 50% in the first year (on a quarterly basis) and 25% in each of the two years (on a quarterly basis) thereafter. In 2007, our non-employee Directors each received a grant of an option to purchase 75,000 shares of Common Stock.

Additionally, the non-employee Directors receive, at each anniversary of service, an option award to purchase 15,000 shares of Common Stock at fair market value on the date of grant. These additional awards will vest at a rate of 50% in the first year (on a quarterly basis), and 25% in each of the two years (on a quarterly basis) thereafter. In 2008, our six non-employee Directors each received a grant of an option award to purchase 15,000 shares of Common Stock with an exercise price established on the date of grant, which stock options vest at a rate of 50% in the first year (on a quarterly basis) and 25% in each of the two years (on a quarterly basis) thereafter.

The non-employee Directors also receive cash compensation of $30,000 per year, paid quarterly, plus daily fees of $1,500 for participating in person, or $500 for participating by telephone, at Board meetings. The chair of the Audit Committee receives additional cash compensation of $10,000 per year, paid quarterly, and the chair of the Compensation Committee receives additional cash compensation of $6,000 per year, paid quarterly. All Audit Committee and Compensation Committee members also receive additional meeting fees of $1,000 for participating in person, or $500 for participating by telephone, at each Audit Committee or Compensation Committee meeting. Directors, however, cannot receive more than $2,500 in any one day for participation in Board and committee meetings. Directors will be reimbursed for reasonable out-of-pocket expenses incurred while attending Board and committee meetings. There are no fees paid to members of the Nominations Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section above and based on this review, has recommended to the Athersys Board of Directors the inclusion of the Compensation Discussion and Analysis in this proxy statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Compensation Committee
Board of Directors

Michael Sheffery
William C. Mulligan
Jordan S. Davis

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information known to us regarding the beneficial ownership of our Common Stock as of March 31, 2009 by:

- each person known by us to beneficially own more than 5% of our Common Stock;
- each of our Directors;
- each of our named executive officers; and
- all of our Directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that could be issued upon the exercise of outstanding options and warrants held by that person that are exercisable within 60 days of March 31, 2009 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner	Number of Shares	Percent of Class
Greater Than 5% Stockholders		
OrbiMed Advisors LLC and affiliates (1)	4,360,200	22.16%
Radius Venture Partners and affiliates (2)	2,400,000	12.17%
Angiotech Pharmaceuticals, Inc. (3)	1,885,890	9.96%
Hambrecht & Quist Capital Management LLC and affiliates (4)	1,000,000	5.23%
Directors and Executive Officers		
Gil Van Bokkelen (5)	719,725	3.70%
John Harrington (6)	626,962	3.22%
William Mulligan (7)	572,423	3.01%
George Milne (8)	2,472,188	12.49%
Jordan Davis (9)	2,457,188	12.42%
Michael Sheffery (10)	4,417,388	22.38%
Floyd Loop (11)	2,457,188	12.42%
Lorin Randall (12)	50,625	*
William (BJ) Lehmann (13)	308,150	1.60
Robert Deans (14)	180,000	*
Laura Campbell (15)	153,329	*
All Directors and executive officers as a group (11 persons)	12,501,056	54.01%

* Less than 1%.

(1)   A Form 4 filed with the SEC on March 18, 2009 and a Schedule 13D filed with the SEC on May 22, 2008 reported that OrbiMed holds 3,610,200 shares (3,576,200 shares held by Caduceus Private Investment III, L.P. and 34,000 shares held by OrbiMed Associates III, LP) of Common Stock and 750,000 shares (742,925 shares held by Caduceus Private Investment III, L.P. and 7,075 shares held by OrbiMed Associates III, LP) of Common

Stock issuable upon the exercise of warrants at $6.00 per share. OrbiMed has indicated that Samuel Isaly is the beneficial owner of these shares. The address for OrbiMed Advisors LLC and its affiliates is 767 3rd Avenue, 30th Floor, New York, New York 10017.

(2) A Schedule 13D filed with the SEC on June 18, 2007 reported that Radius holds 1,600,000 shares (800,000 shares held by Radius Venture Partners II, L.P., 103,766 shares held by Radius Venture Partners III, L.P., and 696,234 shares held by Radius Venture Partners III QP, L.P.) of Common Stock. Also includes 800,000 shares (400,000 shares held by Radius Venture Partners II, L.P., 51,883 shares held by Radius Venture Partners III, L.P., and 348,117 shares held by Radius Venture Partners III QP, L.P.) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Additionally, each of Daniel C. Lubin, Jordan S. Davis, Radius Venture Partners II, LLC and Radius Venture Partners III, LLC disclaim beneficial ownership of the shares held by Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P., but Jordan S. Davis reports that he has sole voting and dispositive power with respect to 90, 000 shares pursuant to stock options. The address for Radius Venture Partners II, L.P. and its affiliates is 400 Madison Avenue, 8th Floor, New York, New York 10017.

(3) According to a Schedule 13G filed with the SEC on June 19, 2007. The address for Angiotech Pharmaceuticals, Inc. is 1618 Station Street, Vancouver, British Columbia, Canada V6A 1B6.

(4) According to a Schedule 13G filed with the SEC on February 14, 2008, includes 800,000 shares (472,000 shares held by H&Q Healthcare Investors and 328,000 shares held by H&Q Life Sciences Investors) of Common Stock. Also includes 200,000 shares (118,000 shares held by H&Q Healthcare Investors and 82,000 shares held by H&Q Life Sciences Investors) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Hambrecht & Quist has indicated that Daniel R. Olmstead is the beneficial owner of these shares. The address for Hambrecht & Quist Capital Management LLC and its affiliates is 30 Roews Wharf, Boston, Massachusetts 02110.

(5) Includes warrants to purchase 5,318 shares of Common Stock at $6.00 per share. Also includes vested options for 534,375 shares of Common Stock granted with an exercise price of $5.00.

(6) Includes warrants to purchase 5,318 shares of Common Stock at $6.00 per share. Also includes vested options for 525,000 shares of Common Stock granted with an exercise price of $5.00.

(7) Includes warrants to purchase 26,589 shares (25,526 shares held by Primus Capital Fund IV Limited Partnership and 1,063 shares held by Primus Executive Fund Limited Partnership) of Common Stock at $6.00 per share. Mr. Mulligan is a limited partner of the General Partner of Primus Venture Partners, L.P. and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 57,188 shares of Common Stock granted with an exercise price of $5.00.

(8) Includes 10,000 shares held individually and warrants to purchase 5,000 shares of Common Stock at $6.00 per share held individually. Also includes 1,600,000 shares (800,000 shares held by Radius Venture Partners II, L.P., 103,766 shares held by Radius Venture Partners III, L.P., and 696,234 shares held by Radius Venture Partners III QP, L.P.) of Common Stock. Also includes 800,000 shares (400,000 shares held by Radius Venture Partners II, L.P., 51,883 shares held by Radius Venture Partners III, L.P., and 348,117 shares held by Radius Venture Partners III QP, L.P.) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Dr. Milne is a venture partner of Radius Ventures, LLC and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 57,188 shares of Common Stock granted with an exercise price of $5.00.

(9) Includes 1,600,000 shares (800,000 shares held by Radius Venture Partners II, L.P., 103,766 shares held by Radius Venture Partners III, L.P., and 696,234 shares held by Radius Venture Partners III QP, L.P.) of Common Stock. Also includes 800,000 shares (400,000 shares held by Radius Venture Partners II, L.P., 51,883 shares held by Radius Venture Partners III, L.P., and 348,117 shares held by Radius Venture Partners III QP, L.P.) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Mr. Davis is a managing member of the General Partner of each of Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P., and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 57,188 shares of Common Stock granted with an exercise price of $5.00.

(10) Includes 3,610,200 shares (3,576,200 shares held by Caduceus Private Investment III, L.P. and 34,000 shares held by OrbiMed Associates III, L.P.) of Common Stock. Also includes 750,000 shares (742,925 shares held by Caduceus Private Investment III, L.P. and 7,075 shares held by OrbiMed Associates III, L.P.) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Mr. Sheffery is a partner of OrbiMed Advisors LLC and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 57,188 shares of Common Stock granted with an exercise price of $5.00.

(11) Includes 1,600,000 shares (800,000 shares held by Radius Venture Partners II, L.P., 103,766 shares held by Radius Venture Partners III, L.P., and 696,234 shares held by Radius Venture Partners III QP, L.P.) of Common Stock. Also includes 800,000 shares (400,000 shares held by Radius Venture Partners II, L.P., 51,883 shares held by Radius Venture Partners III, L.P., and 348,117 shares held by Radius Venture Partners III QP, L.P.) of Common Stock issuable upon the exercise of warrants at $6.00 per share. Dr. Loop is venture partner of Radius Ventures, LLC and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 57,188 shares of Common Stock granted with an exercise price of $5.00.

(12) Includes vested options for 50,625 shares of Common Stock granted with an exercise price of $5.00.

(13) Includes warrants to purchase 1,250 shares of Common Stock at $6.00 per share. Also includes vested options for 300,000 shares of Common Stock granted with an exercise price of $5.00.

(14) Includes vested options for 180,000 shares of Common Stock granted with an exercise price of $5.00.

(15) Includes warrants to purchase 266 shares of Common Stock at $6.00 per share. Also includes vested options for 150,000 shares of Common Stock granted with an exercise price of $5.00.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of reports of ownership, reports of changes of ownership and written representations under Section 16(a) of the Exchange Act that were furnished to the Company during or with respect to fiscal year 2008 by persons who were, at any time during fiscal year 2008, Directors or officers of the Company or beneficial owners of more than 10% of the outstanding shares of Common Stock, all filing requirements for reporting persons were met.

SUBMISSION OF STOCKHOLDERS' PROPOSALS AND ADDITIONAL INFORMATION.

The Company must receive by December 29, 2009 any proposal of a stockholder intended to be presented at the 2010 annual meeting of stockholders of the Company (the "2010 Meeting") and to be included in the Company's proxy, notice of meeting and proxy statement related to the 2010 Meeting pursuant to Rule 14a-8 under the Exchange Act. Such proposals must be addressed to the Company, 3201 Carnegie Avenue, Cleveland, Ohio 44115 and should be submitted to the attention of the Secretary by certified mail, return receipt requested. Proposals of stockholders submitted outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the 2010 Meeting ("Non-Rule 14a-8 Proposals") must be received by the Company by March 14, 2010 or such proposals will be considered untimely under Rule 14a-4(c) of the Exchange Act. The Company's proxy related to the 2010 Meeting may give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by the Company

The Company will furnish without charge to each person from whom a proxy is being solicited, upon written request of any such person, a copy of the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2008, as filed with the SEC, including the financial statements and schedules thereto. Requests for copies of such Annual Report on Form 10-K should be directed to: Athersys, Inc., 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634, Attention: Secretary.

SOLICITATION OF PROXIES

The Company will bear the costs of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the Directors, officers and employees of the Company by personal interview or telephone. Such Directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Common Stock held of record by such persons, and the Company will reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection with such solicitation.

HOUSEHOLDING INFORMATION

Only one Annual Report and Proxy Statement is being delivered to multiple stockholders sharing an address unless Athersys received contrary instructions from one or more of the stockholders.

If a stockholder at a shared address to which a single copy of the Annual Report and Proxy Statement was delivered wishes to receive a separate copy of the Annual Report or Proxy Statement, he or she should contact Athersys' transfer agent, National City Bank, by telephoning 1-800-622-6757 or by writing to National City Bank at 629 Euclid Avenue, Cleveland, Ohio 44114. The stockholder will be delivered, without charge, a separate copy of the Annual Report or Proxy Statement promptly upon request.

If stockholders at a shared address currently receiving multiple copies of the Annual Report and Proxy Statement wish to receive only a single copy of these documents, they should contact National City Bank in the manner provided above.

OTHER MATTERS

The Directors know of no other matters that are likely to be brought before the Annual Meeting. The Company did not receive notice by April 1, 2009 of any other matter intended to be raised by a stockholder at the Annual Meeting. Therefore, the enclosed proxy card grants to the persons named in the proxy card the authority to vote in their best judgment regarding all other matters properly raised at the Annual Meeting.

By Order of the Board of Directors

William Lehmann, Jr.
Secretary

April 27, 2009

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. EVEN IF YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE PROMPTLY COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 18, 2009

This Proxy Statement is available free of charge on *athersys.com*. Our Annual Report for the year ended December 31, 2008 is available free of charge on *athersys.com*

For information on how to obtain directions to be able to attend the Annual Meeting and vote in person, please contact the Company's Vice President, Finance at *lcampbell@athersys.com.*